Bryson Hill

Bryson Hill, *29,* is a member of the Board of Directors and has served as the Company's Chief Executive Officer since August 12, 2015. Prior to founding the Company, Mr. Hill studied Entrepreneurship at Brigham Young University – Hawaii and Idaho. For years, Bryson worked in sales in the home automation industry as well as spent time working to get select products on the shelves of retailers like Walmart. In late 2014, Bryson attended the coding boot camp Dev Mountain and spent the following year working at designing crowdfunding compliance interfaces. Finally, in August 2015, he was accepted into Startup Ignition, an Entrepreneurship boot camp, and launched Daplie, Inc.